SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2005



                                CP SHIPS LIMITED

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                 (Translation of Registrant's Name Into English)

 2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom

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                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F____              Form 40-F        X
                                                     -

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes______         No       X
                                    -

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____________.

         This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                             Form S-8 No. 333-13954

                                Page 1 of 5 Pages

                        Exhibits Index appears on Page 3


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    CP SHIPS LIMITED
                                                    ----------------
                                                    (Registrant)

Date:  28 January 2005
                                                 By:  /s/ JOHN M. BAKER
                                                      -------------------------
                                                      Name:  John M. Baker
                                                      Title:  Secretary


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


                                 Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit                                                  Page
----------------------                                                  ----

         10.1     Press Release of CP Ships Limited "CP SHIPS             4
                  UPDATES EARNINGS GUIDANCE", dated
                  28 January 2005




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

                                                                 Exhibit 10.1

                       CP SHIPS UPDATES EARNINGS GUIDANCE

Gatwick, UK (28th January 2005) - CP Ships Ltd is in the process of finalizing its 2004 fourth quarter and annual results and plans to report these fully on 10th February 2005.


Based on preliminary estimates, CP Ships expects its 2004 full year net income to be in the $70 to $73 million range, before unusual charges of $5 million. The unusual charges are for legal and other costs of the Board's Special Committee review of the August 2004 restatement and for costs of the departure of the former CEO in December 2004.


In reporting third quarter results on 15th November 2004, CP Ships expected 2004 net income to be similar to 2003's $82 million before restatement.


"Fourth quarter operating income before unusual charges will likely be our best quarter ever, albeit a little down on previous guidance," said Chairman Ray Miles. "So long as current industry and market conditions continue, we maintain our outlook that 2005 earnings will substantially exceed 2004."


Management will host a conference call and webcast presentation with the investment community at 11:00 EST, 4:00 pm UK time on 10th February. The webcast will be accessible on the CP Ships website, www.cpships.com, where it will also be available in archive.
                                     -ends-


Forward-Looking Statements: Except for historical information, the statements made in this press release may constitute forward-looking statements. These include statements regarding the intent, belief or current expectations of CP Ships and its management regarding the company's operations, strategic directions, prospects and future results, which in turn involve certain risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward-looking statements, including changes in freight rates; general global and economic and business conditions; the effects of competition and technological developments; changes in demand for container shipping; changes in laws and regulations; difficulties in achieving cost savings; currency, fuel price and interest rate fluctuations; and other risks discussed in the company's filings with Canadian securities commissions, the Toronto Stock Exchange, the US Securities and Exchange Commission and the New York Stock Exchange, which are incorporated by reference.


ABOUT CP SHIPS: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 39 services in 23 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. As of 30th September 2004, CP Ships' vessel fleet was 81 ships and its container fleet 457,000


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teu. Its 2003 volume was 2.2 million teu, more than 80% of which was North
American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.


                                    CONTACTS

                                    Investors
                        Jeremy Lee, VP Investor Relations
                           Telephone: + 1 514 934 5254

                                      Media
                  Elizabeth Canna, VP Corporate Communications
              Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764
                                       or
                    Ian Matheson, Impress Communications Ltd
                         Telephone: +44 (0)1689 860 660



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